SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Kellanova

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

487836108

(CUSIP NUMBER)

Gordon Gund

14 Nassau Street

Princeton, NJ 08542-4523

609-921-3633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487836108	13D	Page 2 of 18

1	NAME OF REPORTING PERSONS Gordon Gund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,546,089
	8	SHARED VOTING POWER 191,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,737,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 487836108	13D	Page 3 of 18

1	NAME OF REPORTING PERSONS George Gund fbo George Gund III #7 dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,497,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,497,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 4 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Agnes Gund #8 Fund A dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 285,674
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 5 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Agnes Gund #8 Fund B dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 285,674
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 6 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Agnes Gund #8 Fund C dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 285,674
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 7 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Agnes Gund #8 Fund D dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 285,674
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 8 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Gordon Gund #9 dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,550,633
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,550,633
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,633
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 9 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Graham De C Gund #10 dated 12-31-40
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,989,289
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,989,289
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,989,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 10 of 18

1	NAME OF REPORTING PERSONS George Gund fbo Geoffrey De C Gund #11 dated 6-8-42
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,147,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,147,450
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,147,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 11 of 18

1	NAME OF REPORTING PERSONS Agnes Gund #3 dated 11-21-68
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 487836108	13D	Page 12 of 18

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed by (i) Gordon Gund (“Gordon”), (ii) George Gund fbo George Gund III #7 dated 12-31-40 (“Gund #7”), (iii) George Gund fbo Agnes Gund #8 Fund A dated 12-31-40 (“Gund #8 A”), (iv) George Gund fbo Agnes Gund #8 Fund B dated 12-31-40 (“Gund #8 B”), (v) George Gund fbo Agnes Gund #8 Fund C dated 12-31-40 (“Gund #8 C”), (vi) George Gund fbo Agnes Gund #8 Fund D dated 12-31-40 (“Gund #8 D”), (vii) George Gund fbo Gordon Gund #9 dated 12-31-40 (“Gund #9”), (viii) George Gund fbo Graham De C Gund #10 dated 12-31-40 (“Gund #10”), (ix) George Gund fbo Geoffrey De C Gund #11 dated 6-8-42 (“Gund #11”) and (x) Agnes Gund #3 dated 11-21-68 (“Agnes #3”) in connection with the execution of a voting agreement with respect to shares of common stock, par value $0.25 per share (the “Common Stock”), of Kellanova, a Delaware corporation, formerly known as Kellogg Company (the “Issuer”).

We refer to Gund #7, Gund #8 A, Gund #8 B, Gund #8 C, Gund #8 D, Gund #9, Gund #10, and Gund #11 collectively as the “Gordon Trusts” and to the Gordon Trusts and Agnes #3 collectively as the “Gund Trusts.”

This Schedule 13D also amends and supersedes Gordon’s Schedule 13G as originally filed by Gordon on March 6, 2013, the Amendment No. 1 filed on February 14, 2014, the Amendment No. 2 filed on February 12, 2015, the Amendment No. 3 filed on February 9, 2016, the Amendment No. 4 filed on February 9, 2017, the Amendment No. 5 filed on February 8, 2018, the Amendment No. 6 filed on February 11, 2019, the Amendment No. 7 filed on February 7, 2020, the Amendment No. 8 filed on February 11, 2021, the Amendment No. 9 filed on February 7, 2022, the Amendment No. 10 filed on February 1, 2023 and the Amendment No. 11 filed on February 9, 2024 (as so amended, the “Schedule 13G”) with respect to the Common Stock beneficially owned by Gordon. Gordon may be deemed to have beneficial ownership of shares of Common Stock held by (i) the Gordon Trusts because he has sole voting power with respect to shares of Common Stock held by each Gordon Trust, and (ii) certain other trusts for the benefit of certain members of the Gund family (the “Other Trusts”) because he has either sole voting power or shared voting power and dispositive power with respect to shares of Common Stock held by each Other Trust. Gordon disclaims beneficial ownership of shares held by the Gordon Trusts and the Other Trusts except to the extent of his pecuniary interest therein.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.25 per share, of the Issuer. The Issuer’s principal executive offices are located at 412 N. Wells Street, Chicago, IL 60654.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Gordon, (ii) Gund #7, (iii) Gund #8 A, (iv) Gund #8 B, (v) Gund #8 C, (vi) Gund #8 D, (vii) Gund #9, (viii) Gund #10, (ix) Gund #11 and (x) Agnes #3.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b) The principal business address of each Reporting Person is 14 Nassau Street, Princeton, NJ 08542-4523.

(c)

(i)	The principal occupation of Gordon is investor.

(ii)	The principal business of each Gund Trust is holding interests in the Issuer and making and managing other investments.

CUSIP No. 487836108	13D	Page 13 of 18

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gordon is a citizen of the United States. Each Gund Trust is organized under the laws of the State of Ohio.

Item 3.	Source and Amount of Funds

Following the death of George Gund III on January 15, 2013, Gordon acquired beneficial ownership exceeding five percent of the outstanding shares of the Common Stock of the Issuer by operation of law. Gordon previously reported his beneficial ownership of the Common Stock on Schedule 13G.

On June 21, 2024, each of Gund #8 A, Gund #8 B, Gund #8 C and Gund #8 D transferred 6,282 shares of Common Stock to Agnes #3. On June 21, 2024, Agnes #3 made a charitable gift of 8,672 shares of Common Stock. On June 27, 2024, Agnes #3 made charitable gifts of an aggregate of 28,388 shares of Common Stock. On June 29, 2024, Agnes #3 made a charitable gift of 519 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Gordon previously reported his beneficial ownership of the Common Stock on Schedule 13G.

On August 13, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acquiror 10VB8, LLC, a Delaware limited liability company (“Acquiror”), Merger Sub 10VB8, LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub”), and, solely for the limited purposes specified in the Merger Agreement, Mars, Incorporated, a Delaware corporation, pursuant to which, among other things, upon the terms and subject to the conditions thereof, at the effective time, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Acquiror (the “Merger”).

In connection with the Merger Agreement, on August 13, 2024, the Gund Trusts entered into a voting agreement (the “Voting Agreement”) with the Acquiror pursuant to which, among other things, each Gund Trust (i) agreed to vote all of its Common Stock (A) in favor of the proposed Merger and (B) against any alternative acquisition proposal, (ii) agreed not to solicit any proxies in connection with any proposal to approve the Merger Agreement, the Merger or any alternative acquisition proposal, (iii) granted an irrevocable proxy to the Acquiror to vote or cause to be voted all of its Common Stock until the termination of the Voting Agreement and (iv) agreed not to sell or transfer its Common Stock except to certain permitted transferees.

The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) any amendment to the Merger Agreement with the effect of reducing the per share merger consideration, (iii) an Adverse Recommendation Change (as defined in the Merger Agreement), (iv) the mutual written consent of Acquiror and the Gund Trusts or (v) the receipt of majority stockholder approval of the Merger Agreement and Merger.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 487836108	13D	Page 14 of 18

As a result of the Voting Agreement, the Reporting Persons may be deemed a group for the purposes of Section 13(d)(3) of the Act.

The Reporting Persons acquired, and presently hold, the Common Stock reported herein for investment purposes. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D.

In the event that the Merger is not completed or if the Voting Agreement is otherwise terminated, the Reporting Persons expect to continue to hold the Common Stock reported herein for investment purposes, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons collectively beneficially own 19,738,208 shares of Class Common Stock, representing 5.8% of the issued and outstanding Common Stock as of June 29, 2024.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(i)	As of the date hereof, Gordon may be deemed to beneficially own 19,737,958 shares of Common Stock, which represents 5.8% of the issued and outstanding Common Stock as of June 29, 2024.

(ii)	As of the date hereof, Gund #7 may be deemed to beneficially own 1,497,000 shares of Common Stock, which represents 0.4% of the issued and outstanding Common Stock as of June 29, 2024.

(iii)	As of the date hereof, Gund #8 A may be deemed to beneficially own 285,674 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of June 29, 2024.

(iv)	As of the date hereof, Gund #8 B may be deemed to beneficially own 285,674 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of June 29, 2024.

(v)	As of the date hereof, Gund #8 C may be deemed to beneficially own 285,674 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of June 29, 2024.

(vi)	As of the date hereof, Gund #8 D may be deemed to beneficially own 285,674 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of June 29, 2024.

(vii)	As of the date hereof, Gund #9 may be deemed to beneficially own 8,550,633 shares of Common Stock, which represents 2.5% of the issued and outstanding Common Stock as of June 29, 2024.

(viii)	As of the date hereof, Gund #10 may be deemed to beneficially own 3,989,289 shares of Common Stock, which represents 1.2% of the issued and outstanding Common Stock as of June 29, 2024.

(ix)	As of the date hereof, Gund #11 may be deemed to beneficially own 3,147,450 shares of Common Stock, which represents 0.9% of the issued and outstanding Common Stock as of June 29, 2024.

(x)	As of the date hereof, Agnes #3 may be deemed to beneficially own 250 shares of Common Stock, which represents 0.0% of the issued and outstanding Common Stock as of June 29, 2024.

The calculated percentage is based on 342,287,795 shares of Common Stock outstanding as of June 29, 2024 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended June 29, 2024.

CUSIP No. 487836108	13D	Page 15 of 18

(b)

(i)

Gordon has (A) sole power to vote or direct the vote of 19,546,089 shares of Common Stock, including the shares of Common Stock held by the Gordon Trusts, (B) shared power to vote or to direct the vote of 191,869 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 191,869 shares of Common Stock.

(ii)

Gund #7 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #7.

(iii)

Gund #8 A has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 A.

(iv)

Gund #8 B has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 B.

(v)

Gund #8 C has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 C.

(vi)

Gund #8 D has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 D.

(vii)

Gund #9 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #9.

(viii)

Gund #10 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #10.

(ix)

Gund #11 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #11.

(x)

Agnes #3 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Agnes Gund has sole voting power with respect to shares of Common Stock held of record by Agnes #3.

CUSIP No. 487836108	13D	Page 16 of 18

(c) On July 16, 2024, George Gund fbo Louise Laidlaw Gund #12 dated 12-11-43, one of the Other Trusts which Gordon may be deemed to have beneficial ownership of because he has sole voting power with respect to shares of Common Stock held by such trust, sold 17,800 shares of Common Stock at $56.99 per share. The transaction was effected in the open market through a broker.

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Stock in the 60 days preceding the date hereof.

(d) KeyBank National Association, as trustee of the Gund Trusts and certain other trusts for the benefit of certain members of the Gund family, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ Common Stock which represents more than five percent of the class of securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Gund #9 entered into loan agreements with KeyBank National Association, as lender (the “Loan Agreements”). Pursuant to the Loan Agreements, Gund #9 received a demand line of credit of $15 million of which approximately $14.9 million is outstanding as of the date hereof. As collateral for the loan, the lender has a blanket lien on all assets held by Gund #9, excluding the shares of Common Stock held by Gund #9 because they are subject to transfer restrictions under the Voting Agreement.

On August 20, 2024, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1

Voting Agreement, dated as of August 13, 2024, between George Gund fbo George Gund III #7 dated 12-31-40, George Gund fbo Agnes Gund #8 Fund A dated 12-31-40, George Gund fbo Agnes Gund #8 Fund B dated 12-31-40, George Gund fbo Agnes Gund #8 Fund C dated 12-31-40, George Gund fbo Agnes Gund #8 Fund D dated 12-31-40, George Gund fbo Gordon Gund #9 dated 12-31-40, George Gund fbo Graham De C Gund #10 dated 12-31-40, George Gund fbo Geoffrey De C Gund #11 dated 6-8-42, Agnes Gund #3 dated 11-21-68 and Acquiror 10VB8, LLC.

Exhibit 99.2

Joint Filing Agreement, dated as of August 20, 2024, between Gordon Gund, George Gund fbo George Gund III #7 dated 12-31-40, George Gund fbo Agnes Gund #8 Fund A dated 12-31-40, George Gund fbo Agnes Gund #8 Fund B dated 12-31-40, George Gund fbo Agnes Gund #8 Fund C dated 12-31-40, George Gund fbo Agnes Gund #8 Fund D dated 12-31-40, George Gund fbo Gordon Gund #9 dated 12-31-40, George Gund fbo Graham De C Gund #10 dated 12-31-40, George Gund fbo Geoffrey De C Gund #11 dated 6-8-42 and Agnes Gund #3 dated 11-21-68.

CUSIP No. 487836108	13D	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2024

/s/ Gordon Gund
Gordon Gund

George Gund fbo George Gund III #7 dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund A dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund B dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund C dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

CUSIP No. 487836108	13D	Page 18 of 18

George Gund fbo Agnes Gund #8 Fund D dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Gordon Gund #9 dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Graham De C Gund #10 dated 12-31-40

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Geoffrey De C Gund #11 dated 6-8-42

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

Agnes Gund #3 dated 11-21-68

By: KeyBank National Association, its Trustee

By:	/s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP